FORM 10f-3	FUND:  PaineWebber Small Cap Fund

Record of Securities Purchased Under the Funds Rule 10f-3
Procedures


1.	Issuer: Pemstar Inc.

2.	Date of Purchase:  8/7/00		3.  Date offering
commenced:  8/8/00

4.	Underwriters from whom purchased:   Lehman Brothers

5.	"Affiliated Underwriter" managing or participating in
syndicate:  PaineWebber

6.	Aggregate principal amount of purchase:  790

7.	Aggregate principal amount of offering:  8.4

8.	Purchase price (net of fees and expenses):  $11.00

9.	Initial public offering price:  $11.00

10.	Commission, spread or profit:  	%	$.44

11.	Have the following conditions been satisfied?
YES
NO
a.	The securities are part of an issue registered under the Securities
Act of 1933 which is being offered to the public.

X

b. The securities were purchased prior to the end of the first day on which any sales are made (or, if a rights offering, the securities were purchased on or before the fourth day preceding the day on which the offering terminated).
c. The securities were purchased at a price not more than the price paid by each other purchaser in the offering.
d. The underwriting was a firm commitment underwriting.

X


X

X




e. The commission, spread or profit was reasonable and fair in relation to that being received by others for underwriting similar securities during the same period.
f. The issuer of the securities and any predecessor have been in continuous operations for not less than three years.
g. The amount of such securities purchased by all of the investment companies advised by Mitchell Hutchins (or the Fund's Sub-Adviser, if applicable) did not exceed 25% of the principal amount of the offering.
h. No Affiliated Underwriter was a direct or indirect participant in or beneficiary of the sales.

 Note: Refer to the Rule 10f-3 Procedures for the definitions of the capitalized terms above. In particular, Affiliated Underwriter is defined as PaineWebber Group Inc. and any of its affiliates, including PaineWebber Incorporated. In the case of a Fund advised by a Sub-Adviser, Affiliated Underwriter shall also include any brokerage affiliate of the Sub-Adviser.



X


X



X


X


Approved:  /s/ Donald R. Jones			Date:  8/8/00




For period ending January 31, 2001
File number 811-7374         Exhibit 77C


At a Special Meeting of Shareholders
convened on January 25, 2001, the
shareholders of the Registrant approved
an Agreement and Plan of
Reorganization and Termination
providing for its reorganization into
PACE Small/Medium Company Value
Equity Investments (PACE Fund), a
series of PaineWebber PACE Select
Advisors Trust.  The Registrants shares
were voted as follows with respect to the transaction 2,394,223.191 shares were voted for, 62,944.479 shares were voted against; and 119,972.234 shares were voted abstain. The transaction was consummated on February 9, 2001.
Further information regarding the
circumstances and details of the
transaction is incorporated herein in
response to this sub-item by reference
to the definitive Combined Proxy
Statement and Prospectus of the PACE
Fund dated December 15, 2000, filed
with the SEC on December 15, 2000
(Accession Number 0000912057-00-
053822; SEC File No. 333-49850.)



		Small Cap Fund